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                                                          OMB APPROVAL
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                                                  OMB Number 3235-0287
                                           Expires: September 30, 1998
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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[ X ] CHECK THIS BOX IF NO LONGER
      SUBJECT OF SECTION 16. FORM 4
      OR FORM 5 OBLIGATIONS MAY
      CONTINUE. SEE INSTRUCTION 1(B).

======================================================================
1. Name and Address of Reporting Person

   Infinity Investors Limited
----------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   38 Hertford Street
----------------------------------------------------------------------
                                    (Street)

   London                England                WIY 7TG
----------------------------------------------------------------------
   (City)               (State)                 (Zip)


======================================================================
2. Issuer Name and Ticker or Trading Symbol

   PHI, Inc. (PIHC)
======================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   August 1997
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
  (Check all applicable)

   [   ]   Director                     [ X ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)
======================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)
   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

======================================================================

-----------------------------------------------------------------------




=================================================================================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
=================================================================================================================================

                                                                                                             6.
                                                              4.                              5.             Owner-
                                                              Securities Acquired (A) or      Amount of      ship
                                                 3.           Disposed of (D)                 Securities     Form:     7.  Nature
                                                 Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    of Indirect
                                   2.            Code         ------------------------------- Owned at End   (D) or    Beneficial
1.                                 Transaction   (Instr. 8)                   (A)             of Month       Indirect  Ownership
Title of Security                  Date          ------------     Amount      or     Price    (Instr. 3      (I)       (Instr.
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) 4)
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
par value $.01 per share           08/14/97        C               476,623(1)  A     $2.31
---------------------------------------------------------------------------------------------------------------------------------
                                   08/14/97        C                34,373(1)  A     $2.31
---------------------------------------------------------------------------------------------------------------------------------
                                   08/14/97        C               317,965(2)  A     $2.31
---------------------------------------------------------------------------------------------------------------------------------
                                   08/14/97        C                22,808(2)  A     $2.31
---------------------------------------------------------------------------------------------------------------------------------
                                   08/14/97        S               510,000(1)  D     $2.25
---------------------------------------------------------------------------------------------------------------------------------
                                   08/14/97        S               340,000(2)  D     $2.25
---------------------------------------------------------------------------------------------------------------------------------
                                   08/25/97        S                 2,399(1)  D     $2.31     0
---------------------------------------------------------------------------------------------------------------------------------
                                   08/25/97        S                 1,497(2)  D     $2.31     0
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

=================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                       9.        10.
                                                                                                       Number    Owner-
                                                                                                       of        ship
                 2.                                                                                    Deriv-    of
                 Conver-                    5.                              7.                         ative     Deriv-   11.
                 sion                       Number of                       Title and Amount           Secur-    ative    Nature
                 of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                 Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                 cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of         Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative       ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security         Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
---------------------------------------------------------------------------------------------------------------------------------

7% Convertible
Debentures, due                                                             Common    476,623
December 31, 1998         08/14/97  C                     Immed.            Stock       (1)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Common     34,373
                          08/14/97  C                     Immed.            Stock       (1)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Common    317,965
                          08/14/97  C                     Immed.            Stock       (2)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Common     22,808
                          08/14/97  C                     Immed.            Stock       (2)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Common    510,000
                          08/14/97  C                     Immed.            Stock       (1)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Common    340,000
                          08/14/97  C                     Immed.            Stock       (2)
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Common      2,399
                          08/25/97  C                     Immed.            Stock       (1)             0
---------------------------------------------------------------------------------------------------------------------------------
                                                                            Common      1,497
                          08/25/97  C                     Immed.            Stock       (2)             0
---------------------------------------------------------------------------------------------------------------------------------


=================================================================================================================================


Explanation of Responses:

(1) These securities were converted or sold, as the case may be, by Infinity Investors Limited, which may be a member of a "group" with Seacrest Capital Limited for purposes of Section 13(d) of the Exchange Act.
(2) These securities were converted or sold, as the case may be, by Seacrest Capital Limited.



Infinity Investors Limited*

By:  /s/ James A. Loughran                                 9/9/97
     --------------------------------------------       ------------
      **Signature of Reporting Person                       Date


* This Reporting Person has obtained authorization from each of the other Reporting Person which comprise the group filing this Form. The Confirming Statement in this regard was filed with the group's original Form 3.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.